SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2003

EKSPORTFINANS ASA
(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40 F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

Exhibit Index is on page 3

SIGNATURES
EXHIBIT INDEX

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2003	EKSPORTFINANS ASA

	By:	/s/ TOR F. JOHANSEN Tor F. Johansen President and Chief Executive Officer

Exhibit Index is on page 3

EXHIBIT INDEX

     The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	Forward-looking statements and financial statements (unaudited), including management’s discussion and analysis thereof, of Eksportfinans ASA for the six months ended June 30, 2003.	4

Exhibit Index is on page 3